Exhibit 2

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and nine months ended September 30, 2002, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Capital expenditures:

Provident incurred capital expenditures of $1.7 million in the quarter, of which $1.3 million was directed toward natural gas drilling projects in our west central Alberta and Southern Alberta core areas that resulted in current production adds of 660 boed comprised of 3.3 mmcfd of natural gas and 110 bpd of natural gas liquids production.

During the quarter, the Trust also disposed of $3.2 million of non-core, low working interest, high cost minor properties across approximately 35 areas throughout southeast Saskatchewan.

In the third quarter of 2001, Provident spent $3.9 million, most of which was spent completing and equipping twelve heavy oil wells in the Lloydminster heavy oil core area and the purchase of certain sale-leaseback contracts in respect of gas processing facilities in west central Alberta.

Year to date, Provident incurred capital expenditures of $15.1 million, of which $8.9 million was spent in our Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through numerous recompletions and reactivations. The heavy oil drilling program, combined with Provident’s hedged wellhead price of approximately $19.00 per barrel, has resulted in an outstanding return on capital in excess of 50 percent, on an after-tax basis. In southeast Saskatchewan, expenditures totaled approximately $1.6 million with $1.0 million directed towards drilling and $0.6 million directed to optimization expenditures. In west central Alberta, drilling and facility expenditures totaled $1.7 million and in southern Alberta $1.0 million was spent on drilling and additional compression facilities. Seismic reprocessing, land retention and non-operated capital expenditures and office expenditures have amounted to $2.3 million net of proceeds from the sale of seismic data totaling $0.4 million. Year to date, the Trust has disposed of $5.5 million of non-core assets representing approximately 325 of production.

Farmout activity, year to date, has resulted in our partners drilling approximately 25 wells and entering into agreements for three seismic options. The Trust has retained a gross overriding royalty for the majority of the farmout wells drilled. This farmout activity provides the trust with potential production and reserve additions, at no cost to the Trust, that would not otherwise have been undertaken by the Trust, due to the higher risk profile associated with these projects.

For the period March 6, 2001 to September 30, 2001, the Trust spent $10.0 million in net capital expenditures, including acquisitions. The Trust spent $5.5 million to drill, complete and equip heavy oil wells, $1.8 million in facility costs, $0.3 million in land retention costs and an additional $2.2 million to increase Provident’s working interest in several of its fields in southeast Saskatchewan.

Production:

During the quarter, total production averaged 20,581 boed compared to 12,093 boed in the third quarter of 2001. The increase is attributed to the acquisitions of Richland Petroleum Corporation on January 15, 2002 and the southern Alberta property acquisition effective April 1, 2002. With our continued acquisition success, the Trust’s production mix has changed substantially. In the third quarter of 2002, production consisted of 39 percent natural gas, 34 percent heavy oil and 27 percent light/medium oil and natural gas liquids compared to 25 percent natural gas, 54 percent heavy oil and 21 percent light/medium oil and natural gas liquids for the comparable quarter in 2001. The production growth achieved through the corporate acquisitions, property acquisitions and the low risk development drilling program was partially offset by natural production declines.

Year to date, in 2002 total production averaged 18,771 boed compared to 9,316 boed in the period March 6, 2001 to September 30, 2001. This 101 percent increase can be attributed to Provident’s acquisition strategy. Our acquisition strategy has been complemented by a successful $15 million low-risk capital program which has resulted in production additions of more than 2,000 bpd in the Lloydminster heavy oil area and 660 boed of natural gas in our gas-prone core areas of west central Alberta and southern Alberta.

Crude oil price:

In the third quarter, West Texas Intermediate (WTI) crude oil price averaged US$28.25 per barrel compared to US$26.57 per barrel in the third quarter of 2001. Provident’s average selling price for crude oil prior to hedging was Cdn$32.57 per barrel in the quarter compared to Cdn$27.39 per barrel for the same quarter in 2001. The increase in the average selling price reflects the increase in WTI and the “lightening up” of Provident’s crude oil blend. Provident’s average selling price at the wellhead, net of hedging activity, for all blends of crude oil increased to Cdn$27.61 per barrel from Cdn$26.89 per barrel for the prior year quarter. Average third quarter prices include a loss of $5.3 million or $4.96 per barrel from the impact of the Commodity Price Risk Management Program compared to a loss of $0.4 million or $0.50 per barrel in the year ago quarter.

Year to date, West Texas Intermediate (WTI) crude oil price averaged US$25.42 per barrel compared to US$27.27 per barrel for the period March 6, 2001 to September 30, 2001. The Cdn/US dollar exchange rate averaged 1.57 in 2002, which was slightly higher than the prior period rate of 1.54. The weaker WTI crude oil price, partially offset by the weaker Canadian dollar, narrower heavy oil differentials and a significant shift in the production mix of the Trust resulted in an average selling price of Cdn$26.09 per barrel for all blends of oil, as compared to Cdn$26.56 per barrel in the March 6, 2001 to September 30, 2001 period. The average selling price for 2002 includes a loss of $10.3 million or $3.59 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $1.2 million or $0.95 per barrel in the year ago period.

Natural gas price:

Natural gas price at AECO averaged Cdn$3.13 per mcf in the third quarter this year compared to Cdn $3.27 per mcf for the third quarter of 2001. The Trust received an average selling price of Cdn$4.29 per mcf compared to Cdn$4.61 per mcf in the year ago quarter. The Trust’s average selling price for the third quarter of 2002 reflects the higher heat value of its’ liquids rich gas as well as a cash gain of $3.7 million or Cdn$0.85 per mcf from the Commodity Price Risk Management Program. The prior year selling price includes a hedging gain of $1.3 million or Cdn$0.77 per mcf .

Year to date, natural gas price at AECO averaged Cdn$3.52 per mcf as compared to Cdn$5.08 per mcf for the period March 6, 2001 to September 30, 2001. The Trust’s selling price averaged Cdn$4.39 per mcf in 2002 compared to Cdn$5.63 per mcf in the year ago period. Actual selling prices include the effects of the Commodity Price Risk Management Program, which resulted in a cash gain of $7.9 million or $0.65 per mcf in the first nine months of 2002 compared to a gain of $2.4 million or $0.73 per mcf in the period March 6, 2001 to September 30, 2001.

For 2002, the Trust has reduced its natural gas revenue through the non-cash amortization of natural gas hedging gains booked as an asset in conjunction with the Richland acquisition. The non-cash amortization of these hedging gains is booked over the remaining term of the Richland gas contracts and has resulted in a reduction on natural gas revenue in the third quarter of $2.9 million or $0.66 per mcf and year to date of $8.3 million or $0.69 per mcf.

Commodity Price Risk Management Program:

Provident’s Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility of Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow and distributions. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI and Canadian / U.S. exchange rates are commonly used. The third quarter program resulted in the Trust receiving an average all-in well head price of Cdn$18.85 per barrel on 74% of its heavy oil sales, and average prices of US$23.44 per barrel on 27% of light/medium oil sales and Cdn$4.81 per mcf on 62% of natural gas sales. The overall impact of the trust’s disciplined and systematic hedging program has resulted in a loss of $1.6 million in the quarter and a $2.5 million loss year to date in 2002.

Provident’s aggregate position at September 30, 2002 under the Commodity Price Risk Management Program is summarized in the following table:

Commodity Price Risk Management Program Summary:

Year	Product	Volume	Terms	Effective Period

2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90 per bbl	January 1 – December 31

	Light Oil	1,000 bpd	WTI US$24.30 per bbl	April 1 – December 31

	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00 per bbl	January 1 – December 31

	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31

	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31

	Heavy Oil	200 bpd	Cdn$22.50 per bbl Wellhead	May 1 – December 31

	Heavy Oil	500 bpd	US$17.88 per bbl @ Hardisty	October 1 – December 31

	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31

	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	January 1 – October 31

	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31

	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31

	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	January 1 – October 31

	Natural Gas	10,000 mcfd	Costless Collar Cdn$4.48 – Cdn$5.51 per mcf	November 1 – December 31

2003	Light Oil	1,000 bpd	WTI US$23.18 per bbl	January 1 – December 31

	Light Oil	1,000 bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31

	Heavy Oil	3,000 bpd	Cdn $18.90 per bbl Wellhead(1)	January 1 – December 31

	Heavy Oil	200 bpd	Cdn$22.50 per bbl Wellhead	January 1 – April 30

	Heavy Oil	1,000 bpd	US$16.70 per bbl @ Hardisty	January 1 – March 31

	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31

	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

	Natural Gas	10,000 mcfd	Costless Collar Cdn$4.48 – Cdn$5.51 per mcf	January 1 – March 31

	Natural Gas	10,000 mcfd	Cdn$5.01 per mcf	April 1 – October 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Canadian/US dollar exchange rate contracts.

For contracts in place at September 30, 2002 and using September 30, 2002 forward commodity prices, the unrealized loss associated with Provident’s crude oil hedging was $10.5 million and the unrealized loss associated with natural gas hedging was $5.1 million.

Revenues:

During the quarter, gross production revenues were $48.2 million, net of $2.9 million of non-cash amortization related to the natural gas hedging gains recorded as an asset at the time of the Richland acquisition and amortized over the term of the hedges. This represents a 59 percent increase over the $30.4 million recorded in the third quarter of 2001. Year to date, gross production revenue was $126.0 million, net of $8.3 million of non-cash amortization related to the natural gas hedging gains booked as an asset at the time of the Richland acquisition. Year to date revenues were 123 percent higher than the $56.6 million for the period March 6, 2001 to September 30, 2001. The increased revenue is primarily attributable to the significant growth in production volumes resulting from acquisitions.

Royalties:

Royalties in the quarter were $10.9 million ($5.76 per boe) or 21 percent of gross production revenue prior to the effects of both the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. This compares to the third quarter of 2001 with royalties of $5.4 million ($4.84 per boe) or 18 percent of gross production revenue prior to hedging. The increase in the royalty percentage compared to the year ago quarter reflects the shift in the commodity production mix to include more natural gas and light/medium crude oil and less heavy oil as a percentage of total production. Natural gas and light/medium oil royalties are generally charged as a higher percentage of gross production revenue than heavy oil. In the quarter, the ARTC rate was 25 percent and will remain the same in the fourth quarter.

Year to date, royalties were $27.2 million ($5.30 per boe) or 20 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains. In the period March 6, 2001 to September 30, 2001, royalties were $10.0 million ($5.12 per boe) or 19 percent of gross production revenue prior to the effects of hedging. The royalty percentage increase has been impacted by the shift in product mix to include higher rate natural gas and light/medium oil. The percentage increase has been mitigated by the cumulative effect of the royalty free volumes associated with our Saskatchewan heavy oil development drilling program and Saskatchewan’s policy of incorporating losses on the Trust’s physical commodity contracts in calculating provincial crown royalties.

Production expenses:

Production expenses averaged $6.82 per boe for the quarter, which was $0.22 per boe or three percent lower than the third quarter of 2001 expense of $7.04 per boe. Year to date, production expenses averaged $6.69 per boe, as compared to $6.99 per boe in the March 6, 2001 to September 30, 2001 period. Production costs have decreased primarily as a result of the reduction of higher operating cost heavy oil as a percentage of total production.

Operating netback:

Provident’s cash operating netback in the third quarter of 2002 was $14.40 per boe, which was seven percent lower than the netback of $15.44 per boe in the year ago quarter. Year to date, Provident’s cash operating netback was $14.20 per boe, which was 16 percent lower than the netback of $16.96 per boe in the period March 6, 2001 to September 30, 2001. The lower 2002 netbacks were impacted by the change in the commodity mix to be more levered to natural gas, lower natural gas and natural gas liquids prices and increased royalty rates associated with the shift in commodity mix. These factors were partially offset by higher oil prices and marginally lower production expenses.

Cash flow from operations:

During the quarter, cash flow from operations was $22.6 million ($0.61 per weighted average unit), compared to $13.6 million ($0.88 per weighted average unit) for the third quarter of 2001. Year to date, cash flow from operations increased significantly to $60.6 million ($1.76 per weighted average unit), from $26.9 million ($2.23 per weighted average unit) for the period March 6, 2001 to September 30, 2001. The growth in cash flow reflects the significant growth in production volumes and operating income, partially offset by increased general and administration costs, management fees and current capital tax expense associated with the Trust’s growth.

General & Administrative and Other

In the third quarter, Provident’s general & administrative expense, cash management fees and interest expense totaled $2.1 million, $0.5 million and $1.1 million respectively compared to $1.3 million, $0.6 million and $1.2 million respectively for the third quarter of 2001. The Trust’s acquisition driven growth, in total, drove these cash expenses higher. On a boe basis, the third quarter 2002 expenses were 27 percent lower at $2.01 per boe compared to $2.74 per boe. This reflects economies achieved with respect to general and administrative expenses associated with our acquisition-driven growth and reduced bank debt leverage per boe.

Year to date, Provident’s general & administrative expense, cash management fees and interest totaled $5.3 million, $1.5 million and $3.1 million respectively compared to $2.3 million, $0.9 million and $2.0 million respectively for the period of March 6 to September 30, 2001. The increase in these cash expenses reflects the significant growth in the Trust’s asset base and operations. On a boe basis, year to date 2002 expenses were 26 percent lower at $2.01 per boe compared to $2.70 per boe. This reflects economies achieved with respect to general and administrative expenses and reduced bank debt leverage per boe.

The non-cash management fee recorded at September 30, 2002 of $8.0 million was an estimate of the Total Return Fee to which the Manager is entitled at year-end. It is impacted to a large extent by the unit trading price at the period end, in this case, the price at the end of the third quarter. Under the agreement, the actual amount of the fee payable cannot be quantified until December 31 and the estimate of the amount booked in these statements could change materially.

Bank debt:

The Trust’s debt and working capital deficit totaled $92.7 million at September 30, 2002. At September 30, 2002, the Trust had drawn $88.6 million against a $150 million revolving demand credit facility. The trailing bank debt to third quarter annualized cash flow ratio was 0.98 to 1, which is conservative and provides additional financial flexibility for the Trust. A change in Canadian accounting principles, effective January 1, 2002, required that all demand credit facilities that are revolving, in nature, must be disclosed as a “Current Liability”. The change in accounting policy does not reflect a change in the underlying fundamentals or the financial strength of the Trust’s business. The Trust has no off balance sheet financial obligations.

Subsequent to closing the Meota acquisition the Trust has arranged for a $255 million revolving term credit facility with its current banking syndicate and increased its current bank lines drawn to approximately $205 million.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the third quarter was $11.00 per boe, which was seven percent lower than the third quarter 2001 rate of $11.81 per boe. The decreased DD&A rate per boe can be attributed to the additional depreciation and depletion expensed in the third and fourth quarters of 2001, partially offset by the increased depletion base resulting from the purchase accounting method used to record the acquisition of Richland, and more specifically, the use of the liability method of accounting for future taxes, which requires an increase in the purchase price of an acquisition by the tax affected difference between the purchase price and the tax pools acquired.

Year to date, the DD&A rate was $10.76 per boe, as compared to $11.15 per boe in the March 6, 2001 to September 30, 2001 period. The slight decrease can be attributed to the effects of the write-downs in 2001 and the purchase accounting method, as described above.

Outlook

The Meota acquisition has increased our production base to more than 30,000 boed and has increased our enterprise value to almost $900 million. The acquisition further diversifies our asset base resulting in a more balanced production mix of approximately 50 percent crude oil and 50 percent natural gas. The acquisition was approximately 15 percent accretive to cash flow and has resulted in an immediate increase in the cash distribution to Cdn$0.18 per unit for October and Cdn$0.19 per unit for November.

We now have an increased inventory of low risk development opportunities to offset future production declines. These opportunities are balanced between our gas prone core areas in southeast Alberta and southwest Saskatchewan and our Lloydminster heavy oil core area. The Trust also has more than 500,000 net acres of undeveloped land that will provide significant farmout potential to qualified industry partners, which will ultimately result in additional production and reserve additions, at virtually no cost to the Trust. Our aggressive farmout strategy will help monetize assets and opportunities associated with higher risk projects that would otherwise not be pursued by the Trust. We believe that by actively managing all facets of our asset base and by minimizing risk through an aggressive Commodity Price Risk Management Program and stringent. risk-adverse capital spending practices that we will, in the long-run, maximize the returns to our unitholders.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and thank all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS W. BUCHANAN,	RANDALL J. FINDLAY	MARK N. WALKER

Chief Executive Officer Phone (403) 296-2232	President (403) 781-5343	Vice President, Finance and Chief Financial Officer

(403) 781-5305

Internet: www.providentenergy.com
e-mail: info@providentenergy.com